
02040965

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934


SEC MAIL
RECEIVED
PROCESSING
JUL 0 1 2002
WASH. DC
SECTION

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2001

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ________ to ________

Commission File Number: 1-11024

A. Full title of the plan and address of the plan if different from that of the issuer named below:
CLARCOR 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CLARCOR Inc.
2323 Sixth Street
P.O. Box 7007
Rockford IL 61125

PROCESSED
JUL 0 8 2002
THOMSON
FINANCIAL



BDO Seidman, LLP
Accountants and Consultants

Edgebrook Center, 4th Floor
1639 North Alpine Road
Rockford, Illinois 61107
Telephone: (815) 229-6700
Fax: (815) 229-6745

Independent Accountants' Report

To the Committee of the CLARCOR
401(k) Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the CLARCOR 401(k) Retirement Savings Plan as of December 31, 2001 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of December 31, 2000 were audited by other accountants, whose report dated May 10, 2001, expressed an unqualified opinion.

We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan's net assets available for benefits as of December 31, 2001 and changes therein for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

April 26, 2002

BDO Seidman, LLP

CLARCOR 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	2001	*2000*
Investments		
Common/collective trusts	**$ 19,622,817**	$ 18,523,266
Registered investment entities	**52,244,033**	54,425,049
CLARCOR common stock fund	**3,294,250**	2,714,655
Participant loans	**2,468,190**	2,425,339
	77,629,290	78,088,309
Receivables		
Employee contributions	**242,131**	270,002
Employer contributions	**74,685**	81,404
	316,816	351,406
Net assets available for Plan benefits	**$ 77,946,106**	$ 78,439,715

See accompanying independent accountants' report and notes to financial statements.

CLARCOR 401(k) Retirement Savings Plan

Statements of Changes in Net Assets Available for Plan Benefits

December 31,	*2001*	*2000*
Additions		
Investment income:		
Interest income	$ **1,108,272**	$ 1,146,850
Dividends	**44,194**	66,761
Loan interest	**243,580**	220,239
Contributions:		
Employer	**1,400,495**	1,351,885
Employee	**5,106,243**	4,946,107
Rollover	**765,001**	1,249,104
Total additions	**8,667,785**	8,980,946
Deductions		
Distributions to participants	**5,640,825**	9,349,459
Transaction fees	**7,420**	5,600
Net depreciation in fair value of investments	**3,513,149**	1,582,279
Total deductions	**9,161,394**	10,937,338
Net decrease	**(493,609)**	(1,956,392)
Net assets available for benefits		
Beginning of year	**78,439,715**	80,396,107
End of year	$ **77,946,106**	$ 78,439,715

See accompanying independent accountants' report and notes to financial statements.

1. Description of Plan

Description of Plan

The following brief description of the CLARCOR ("the Company") 401(k) Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Summary Plan Document for more complete information.

General

The Plan is a defined contribution plan covering substantially all employees of the Company who have three months of service and are 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Participants may make pre-tax contributions in an amount ranging from 1 to 3% of the participant's compensation, as elected by the participant. Participants making the maximum contribution may elect to make an additional unmatched pre-tax contribution in an amount up to 12% of the participant's compensation. Participants may also make an additional unmatched after-tax contribution up to 10% of the participant's after-tax compensation. Participants may also elect to contribute "rollover" balances accumulated under a previous employer's benefit plan.

For each participant, a maximum allowable contribution is calculated annually based on a formula specified in the Plan agreement. Excess after-tax contributions, if any, would be refunded to the participant.

Employer matching contributions are made bi-weekly and are equal to 50% of the participant's pre-tax contributions up to 3% of the participant's compensation, with the exception of certain employees for whom employer matching contributions are 50% of the participant's pre-tax contribution up to the greater of 3% of pre-tax contributions or $10 per week. The $10 per week provision was eliminated effective January 1, 2001.

Investment Options

The Trustee of the Plan is the Vanguard Group. Participants may elect to invest in one or more of the thirteen funds described briefly as follows:

CLARCOR Common Stock Fund

Invests in CLARCOR common stock

Vanguard Retirement Savings Trust

Invests in a diversified group of investment contracts issued by insurance companies and commercial banks.

Vanguard Wellington Fund

Invests primarily in stocks emphasizing large companies and high-quality bonds.

Vanguard Explorer Fund

Invests in stocks of small U.S. companies.

Vanguard Intermediate-Term Corporate Fund

Invests primarily in high-quality corporate bonds with an average maturity of five to ten years.

Vanguard Small Cap Index Fund

Invests in stocks of small U.S. companies to match the performance and risk characteristics of the unmanaged Russell 2000 Small Stock Index.

Vanguard Mid Cap Index Fund

Invests in stock of mid-sized companies with a goal of long-term growth of capital.

Vanguard Intermediate-Term Treasury Fund

Invests in medium-term U.S. Treasury bonds. The bonds mature between five and ten years, giving the fund an average maturity of eight years.

Vanguard 500 Index Fund

Invests in the 500 largest stocks in the U.S. to match the performance and risk characteristics of the unmanaged Standard & Poor's 500 Composite Price Index.

Vanguard Windsor II Fund

Invests in approximately 200 large, established companies.

Vanguard U.S. Growth Fund

Invests in approximately 50 large, well-established U.S. companies.

Vanguard International Growth Fund

Invests in approximately 200 companies located in up to 30 countries around the world.

Vanguard Prime Money Market Fund

Invests in money market accounts.

Participant Accounts

In 2001, each participant's account was credited with the participant's contributions, the Company's matching contribution, and an allocation of (a) Plan earnings, and (b) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant account balances according to provisions of the Plan agreement. Unallocated forfeitures total $123,660 at December 31, 2001. Beginning in 2002, forfeitures are used to reduce employer contributions.

Vesting

Participants are immediately vested in the value of their contributions, transfer from other plans, and related earnings. Subject to certain provisions specified in the Plan agreement, participants are 100% vested in employer matching contributions and related earnings upon retirement or death.

The majority of participants become vested in the employer matching contributions and earnings as follows:

Total Years of Service	*Vested Percentage*
1	0%
2	0%
3	0%
4	0%
5	100%

Effective January 1, 2002, the vesting schedule above was amended. The amendment shortened the period in which participants become fully vested in employer matching contributions and earnings to three years.

Benefit Payments and Withdrawals

Participants, or their beneficiaries, may elect lump-sum benefit payments or benefits may be paid in installments.

Subject to certain provisions specified in the Plan agreement, employed participants may withdraw their after-tax contributions and related earnings. In cases of financial hardship, the Retirement Savings Plan Committee can also authorize the payment of rollovers or additional pre-tax contributions.

Administrative Expenses

The Plan sponsor, CLARCOR, pays the entire cost of Plan administration.

See accompanying independent accountants' report.

Participant Loans

Participants are allowed to borrow against account balances. Participants may have only one loan outstanding. Loans are repaid through deductions, with principal and interest being credited to the participants' accounts balances. Loans may not exceed the lesser of 50% of participant's vested balance or $50,000. Loans are to be repaid over a period of time not to exceed five years, unless for the purchase of a principal residence, in which case the payback period may not exceed fifteen years. The interest rate on all loans is at prime plus 2%.

2. Summary of Significant Accounting Policies

Summary of Significant Accounting Policies

Investments

Common stocks are carried at fair market value as determined from quoted market prices. Registered investment entities are carried at the proportionate share of the fair value of their underlying assets.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Individual participants' accounts bear the risk of loss resulting from fluctuations in fund values.

Net Depreciation in Fair Value of Investments

The Plan presents, in the statement of changes in net assets available for benefits, the net depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

3. Significant Investments

Significant Investments

Following are investments representing 5% or more of the Plan's net assets available for benefits at December 31, 2001 and 2000:

	2001	*2000*
Vanguard 500 Index Fund	**$ 20,386,046**	$ 22,698,810
Vanguard U.S. Growth Fund	**4,828,333**	6,492,185
Vanguard Wellington Fund	**11,747,976**	11,212,366
Vanguard Windsor II Fund	**4,081,825**	N/A
Vanguard Retirement Savings Trust	**19,622,817**	18,523,266

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Registered investment entities	$ (4,204,623)
CLARCOR common stock fund	691,474
	$ (3,513,149)

See accompanying independent accountants' report.

4. Plan Termination

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and are entitled to a distribution after adjustments for expenses or unallocated profits related to the termination, losses or contributions have been made.

5. Tax Status

Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated January 26, 1996, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Company believes that the Plan continues to satisfy the requirements of the IRC and to operate as designed. Another letter was received dated April 8, 2002, which applied to amendments executed June 11, 2001. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. Related Party Transactions

Related Party Transactions

The Plan invests in shares of mutual funds by Vanguard Fiduciary Trust Company ("Vanguard"). Vanguard acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

CLARCOR 401(k) Retirement Savings Plan

Supplemental Schedules of Assets Held for Investment Purposes

December 31, 2001	*Cost*	*Current Value*
* CLARCOR, Inc.	$ 1,840,590	$ 3,294,250
* Vanguard Retirement Savings Trust	19,622,817	19,622,817
* Vanguard Prime Money Market Fund	1,101,340	1,101,340
* Vanguard Explorer Fund	2,125,258	1,997,190
* Vanguard Wellington Fund	11,931,212	11,747,976
* Vanguard Intermediate-Term Corporate Fund	3,485,324	3,511,898
* Vanguard Intermediate-Term Treasury Fund	2,059,800	2,141,049
* Vanguard 500 Index Fund	17,522,681	20,386,046
* Vanguard Windsor II Fund	4,244,880	4,081,825
* Vanguard U.S. Growth Fund	8,046,009	4,828,333
* Vanguard International Growth Fund	1,921,260	1,522,718
* Vanguard Small Cap Index Fund	204,407	200,916
* Vanguard Mid Cap Index Fund	746,160	724,742
* Participant loans	2,468,190	2,468,190
	$ 77,319,928	$ 77,629,290

*Represents party-in-interest

See accompanying independent accountants' report.

CLARCOR

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CLARCOR 401(K) Retirement Savings Plan

Date: June 28, 2002

By: 

David J. Lindsay
Member of CLARCOR Inc.
401(k) Plan Committee,
As Plan Administrator

Index to Exhibits

Exhibit Number	Description
23(a)	Consent of Independent Accountants – December 31, 2001
23(b)	Consent of Independent Accountants – December 31, 2000



BDO Seidman, LLP
Accountants and Consultants

Edgebrook Center, 4th Floor
1639 North Alpine Road
Rockford, Illinois 61107
Telephone: (815) 229-6700
Fax: (815) 229-6745

Exhibit 23(a)

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-5456, 33-38590, 33-39374, 33-53763 and 33-53899) of CLARCOR Inc. of our report dated April 26, 2002 relating to the financial statements and supplemental schedule of the CLARCOR 401(k) Retirement Savings Plan as of December 31, 2001 and for the year then ended which is included in this Form 11-K.

BDO Seidman, LLP

June 28, 2002

Exhibit 23(b)

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-5456, 33-38590, 33-53763 and 33-53899) of CLARCOR Inc. of our report dated May 10, 2001 relating to the financial statements of CLARCOR 401(k) Retirement Savings Plan as of December 31, 2000, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chicago, IL
June 28, 2002